CNIT Regains Full Nasdaq Compliance

SHENZHEN, China, September 13, 2017 China Information Technology, Inc. (Nasdaq: CNIT), a provider of internetbased ad distribution and ad display terminal sharing systems in China, today announced that it has received official notification from The Nasdaq Stock Market that the company has regained compliance with the minimum bid price requirement for continued listing on NASDAQ Capital Market.

This notification, dated September 12 and delivered to CNIT chairman and CEO Mr. Jianghuai Lin, stated that from August 21 to September 12, 2017, the closing bid price of the company’s ordinary shares has been at $1.00 per share or greater. Accordingly, the company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and this matter is now closed.

About China Information Technology, Inc.

China Information Technology, Inc. (CNIT) is a leading Internet service company that provides integrated cloudbased solutions enabling innovation and smart living in the fields of new media, elevator safety management, education, etc. Through continuous innovation, CNIT is aiming to leverage its proprietary CloudApplicationTerminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community. To learn more, please visit http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain "forwardlooking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forwardlooking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forwardlooking statements, often identified by the use of forwardlooking terminologies such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forwardlooking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forwardlooking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forwardlooking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forwardlooking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forwardlooking statements.

For further information, please contact:
China Information Technology, Inc.
Iris Yan
Tel: +8675583704767
Email: IR@chinacnit.com
http://www.chinacnit.com
or
Eisenberg Communications
Jimmy Caplan
Tel: +5123299505
Email: jimmycaplan@me.com
Media Relations:
Rick Eisenberg
Tel: +2124966828
Email: eiscom@msn.com